SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of
July 2010

Commission File Number: 001-32618

Ituran Location and Control Ltd.
(Exact name of Registrant as specified in its Charter)
________________________

3 Hashikma Street, Azour 58001, Israel
(Address of Registrant’s principal executive offices)
________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

We would like to announce that our wholly owned Israeli subsidiary, Ituran Cellular Communication Ltd. obtained on July 28, 2010, a mobile virtual network operator (MVNO) license from the Israeli Ministry of Communication.

With the license, Ituran Cellular Communication may commence negotiations with mobile operators for the use of their networks. The Company is yet to determine the way in which it will make use of the license, which is determined upon various factors, to be evaluated over the coming months.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITURAN LOCATION & CONTROL LTD.
(Registrant)

By:	/s/ Eyal Sheratzky
Name: Eyal Sheratzky
Title: Co-Chief Executive Officer

Date: July 29, 2010